

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 2, 2015

Via E-mail
Andrea Pfeifer
Chief Executive Officer
AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

     Re: AC Immune SA
              Amendment No. 4 to
              Draft Registration Statement on Form F-1
              Submitted November 23, 2015
              CIK No. 0001651625

Dear Ms. Pfeifer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Capitalization, page 62

1. Please explain why you have stated that the table reflects the 250-for-1 stock split effected on November 2, 2015 on an 'as adjusted' basis yet you have adjusted the number of actual common shares issued and outstanding at September 30, 2015 of 8,758,500 to reflect the stock split.

Exhibit 5.1

2. We note the following assumptions in Section II(c) and II(h) of the legal opinion:

- "no bankruptcy, reorganization, liquidation or similar proceedings is or are pending or were initiated against the Company…,"
- "a sufficient number of Shares will be available for issuance…,"
- "to the extent applicable, the Shares will be issued in accordance with articles 647, 651-652h, 931a – 937 and 973c of the Swiss Code of Obligations…," and,
- "the issuance and sale of the Shares will not violate the articles of association or organizational regulations of the Company, any applicable law or any requirement or restriction imposed by any court or governmental body having jurisdiction of the Company."

These statements appear to reflect inappropriate assumptions as to the relevant issue of whether the shares have been validly issued. Please remove this language from the legal opinion and refile it as an exhibit to your registration statement. For further guidance, please refer to Section II.B.3.a of the Division of Corporation Finance Staff Legal Bulletin No. 19.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christina Thomas at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        Richard D. Truesdell, Jr.
        Davis Polk & Wardwell LLP
        450 Lexington Avenue
        New York, NY 10017